

January 31, 2014

Via E-mail
Michael N. Peterson, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

> **Re:** **NuPathe, Inc.**
> **Schedule 14D-9**
> **Filed January 23, 2014**
> **File No. 005-85616**

Dear Mr. Peterson:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consideration for Shares Tendered Pursuant to the Offer, page 5

1. Please revise to clarify the reasons for treating the warrants in the manner you disclose. For example, explain why the warrants will be assumed in the merger and remain outstanding until exercised, while options will be cancelled in exchange for cash. Does this structure enable warrant holders to benefit in any material way?

Current Strategic Process in Mid-2013

2. Please revise to clarify the substance of the discussion on May 14, 2013 regarding the Parent's decision not to approve the acquisition of the Company. Also, if known to you, please revise to clarify what caused Parent's board to change its decision and submit the acquisition proposal on January 6, 2014.

Reasons for the Recommendation, page 27

3.   Revise your disclosure to explain how, if at all, the board considered that the results of MTS's Comparable Companies Analysis were significantly above the cash portion of the tender offer (at the low end) and significantly above the cash and CCCP consideration (at the high end).

Company Forecasts, page 31

4.   It appears from your disclosure that the VDR Stand-Alone Forecast included in your document is non-GAAP. Please revise to include the disclosures required by Rule 100 of Regulation G.

Opinion of the Company's Financial Advisor, page 37

5.   Revise to explain the various changes made to the analyses conducted by MTS, other than those included in the Historical Stock Price Analysis, as compared with the analyses conducted in connection with the Endo tender offer. We note, for example, (i) the significant changes to the three-year forward price-to-earnings multiples (page 37) despite the same companies being used in the Discounted Cash Flow analysis, (ii) the equity values of the companies used in the Comparable Companies Analysis, and (iii) the deletion of one transaction in the Comparable Acquisitions Analysis.

Intent to Tender, page 46

6.   We note the disclosure that the "Company is not aware of the intent to tender or not tender" shares held by the significant stockholders you mention. Please revise to clarify what steps you took to determine their intentions and why you are not aware of their current intentions regarding tendering shares in the offer.

Item 9. Exhibits, page 56

7.   Please ensure your exhibit index is correct. For example, you incorporate by reference to Exhibit (a)(1)(F) to the Schedule TO, but no such exhibit was included with that filing. Also, the exhibit you say is Exhibit (a)(1)(H) actually appears to be Exhibit (a)(1)(I).

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Adviser
Office of Mergers & Acquisitions